
April 15, 2021

Thomas Butler
Chief Executive Officer
Biomea Fusion, Inc.
726 Main Street
Redwood City, CA 94063

      Re: Biomea Fusion, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 12, 2021
           File No. 333-254793

Dear Mr. Butler:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note that you have revised this section to include an additional table depicting your active discovery programs in response to prior comment 1. Please remove this additional table from the Prospectus Summary. We will not object to a narrative description in the Prospectus Summary that summarizes this table.

       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Miles P. Jennings, Esq.